

October 22, 2010

Via U.S. Mail

Baogua Jiang
Principal Executive Officer
Yaboo, Inc.
70 W. Madison St., Suite 1400
Chicago, IL 60602

>   **Re: Yaboo, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed September 28, 2010**
>   **File No. 333-164999**

Dear Mr. Jiang:

    We have received your response to our prior comment letter to you dated June 8, 2010 and have the following additional comments. Please note that the page numbers referenced below correspond to the marked copy provided by counsel.

Registration Statement Cover Page

1. The registration fee cannot be calculated in accordance with Rule 457(c) as there is no market for the common stock. Please revise the registration statement to recalculate the registration fee in accordance with the appropriate rule.

Prospectus Cover Page

2. We note your response to our prior comment 4. As your response states that the prospectus will not be used prior to effectiveness, please remove the "subject to completion" legend both here and on the back cover page of the prospectus.

Summary Information and Risk Factors, page 4

3. We note your response to our prior comment 5 and reissue our comment. Please revise your summary section to explain briefly how you generate revenue.

Business, page 4

4. We note your response to our prior comment 7. Please revise your disclosure to discuss how it is determined that the food you are selling meets the "Green Food" standards set by the China Ministry of Agriculture.

5. We note your response to our prior comment 8. Please revise to clarify, if true, that you do not have any written agreements in place with Mr. Jiang or any of your other board members to loan funds to you to continue operations. If you do have a written agreement in place, please file the agreement as an exhibit to your registration statement. Please similarly revise the disclosure in the last paragraph on page 33.

6. Please revise to briefly explain what marketing activities management will pursue to increase sales.

7. Please revise the last sentence of this section and similar disclosure throughout the prospectus to state that it is your lack of operating history and financial resources as opposed to your lack of any operating profit that raises substantial doubt about your ability to continue as a going concern.

The Offering, page 5

8. We note your disclosure that the current absence of a public market may make it more difficult for a shareholder to sell shares of your common stock. We also note your disclosure on pages 15 and 20 that your "shares should be considered totally illiquid." Please revise your disclosure in this section so that it is consistent with the disclosure on pages 15 and 20.

Risk Factors, page 8

9. We note your response to our prior comment 10. However, please revise your disclosure on pages 48, 68 and 69 to clarify that you own and operate only one restaurant.

10. While we note your response to our prior comment 11, it appears that Note E to the December 31, 2009 financial statements on page 59 still appears to contemplate the requirement of maintaining a certain amount of cash in a bank account to keep the restaurant license. Please revise to draft a separate risk factor regarding the potential loss of the restaurant business license if you do not comply with this local Chinese regulation or please advise.

11. Please create a risk factor that your executive officers are currently not receiving any compensation and disclose what compensation they ultimately expect to receive. That will help investors evaluate the financial statements.

We depend heavily on key personnel, page 10

12. Please revise this risk factor to state whether there is an employment agreement in place for Mr. Jiang.

Although as a result of this offering, page 16

13. Please advise as to why you will only file periodic reports through December 31, 2010. Alternatively, please delete this language and similar language on page 37.

Selling Shareholders, page 17

14. Please revise to reflect beneficial ownership of all holders. Spouses and minor children, for example, are deemed to share beneficial ownership with their spouses and parents, respectively. We note in this regard several shareholders with the same last names.

Plan of Distribution, page 20

OTC Bulletin Board Considerations, page 21

15. We note your disclosure in the last sentence of the first paragraph of this section. Please name counsel and provide an appropriate consent to the extent this disclosure constitutes a legal conclusion or advise. Please similarly revise the disclosure in the last sentence of the second full paragraph on page 36.

Directors, Executive Officers, Promoters, and Control Persons, page 22

16. We note your response to our prior comment 18. Please discuss specific experience, qualifications, attributes or skills of your directors. In this regard we note your disclosure that Zhanming Gao brings his education and experience in your industry yet his background information does not indicate that he has any education or experience in the restaurant industry. Please revise or advise.

Security Ownership of Certain Beneficial Owners and Management, page 23

17. Please add Jianhua Li to this table. As noted in the selling shareholder table on page 18, Jianhua Li currently owns 6,000,000 shares of common stock and expects to own 5,900,000 shares of common stock after the offering.

18. Please revise the last sentence of this section to provide the information as of a more recent date than May 1, 2010.

Management's Discussion and Analysis and Results of Operations, page 29

19. Please remove the language "and in our other reports" in the last sentence of the third paragraph of this section or advise as to what other reports you are referring to.

Results of Operations, page 30

20. We note your response to prior comment 23. Please revise to provide a discussion explaining the reasons for the changes in your results of operations (revenue, cost of revenue, and operating expenses). For example, you incurred $206,197 in expenses for the three months the restaurant was in operation in 2009, but yet only incurred $164,395 in expenses for a period of six months in 2010. We note per the second to last paragraph on page 32 that you expect to "cut the operation cost." Please discuss the reasons for the decrease in costs during these periods, as well as the changes in revenue and cost of revenue.

Revenue, page 31

21. Please revise the last sentence of this section to state that it is management's belief that you expect to increase your 2010 revenues through your marketing efforts and possible increased local government conferences and state the basis for this belief. Please also provide balanced disclosure that there is no guarantee that your revenues will increase due to these efforts and possible increased local government conferences. Please similarly provide balanced disclosure in the last sentence of the "Net Loss" paragraph on page 32.

Expense, page 31

22. Please advise as to why the expenses set forth in this table for the Six Months Ended June 30, 2010 do not match the expenses set forth in the table in Note B to the June 30, 2010 financial statements on page 72 or please revise these tables for consistency.

Description of Property, page 34

> 23. We note your response to our prior comment 27 and reissue in part. Please revise to include a summary of material terms of your staff dormitory and cafeteria lease agreement.

Market for Common Equity and Related Stockholder Matters, page 35

Reports to Shareholders, page 37

> 24. Please remove the phrase "or the other Information requirements of the 1934 Act" as this implies that, as a 15(d) company, you would not be required to supply any 1934 Act reports.

Audited Financial Statements as of December 31, 2009, page 41

Note B – Significant Accounting Policies, page 49

Development Stage Company, page 49

> 25. We note your response to prior comment 33. ASC 915 defines a development stage entity as devoting substantially all of its efforts to establishing a new business for which planned principal operations have not commenced or planned operations have commenced, but there has been no significant revenue therefrom. As you have commenced your principal operations, and revenue of $293,210 has been generated through June 30, 2010, designation as a development stage entity does not appear appropriate. Please revise your presentation in accordance with ASC 915-205-45-6.

Advertising and Promotion Expense, page 53

> 26. We note your response to prior comment 38. Please revise to disclose your policy for accounting for advertising and promotion expenses.

Part II

Indemnification of Officers and Directors, page 80

> 27. While we note your response to our prior comment 40, it does not appear that your articles of incorporate contain any indemnification provisions. Please advise.

Exhibits, page 84

28. We note Exhibit 3.3 is filed in Chinese. Please refile this exhibit in accordance with Item 306 of Regulation S-T or please advise.

29. Please revise your exhibit index to indicate that you will file Exhibit 3.4 with a subsequent amendment to your registration statement or please file this exhibit with the filing of your next amendment to the registration statement.

Undertakings, page 84

30. Please revise the undertakings to provide the undertaking set forth in Item 512(a)(6) of Regulation S-K or please advise.

Exhibit 5.1

31. Please revise the first sentence of the second paragraph of the opinion to state that you have relied upon such records, documents and other instruments for factual purposes only.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact at Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Michael T. Williams, Esq.
        via facsimile (813) 832-5284